EXHIBIT 12.1
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                          COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                          OF TEXACO ON A TOTAL ENTERPRISE BASIS (UNAUDITED)
                       FOR EACH OF THE FIVE YEARS ENDED DECEMBER 31, 1993 (a)
                                      (in millions of dollars)
                                                                   Years Ended December 31,
                                                               1993      1992      1991      1990      1989 (b)
Income from continuing operations,  before provision or
        benefit for income taxes and cumulative effect of
        accounting changes effective 1-1-92                   $1,392    $1,707    $1,744    $2,448    $2,888
Dividends from less than 50% owned companies
        more or (less) than equity in net income                  (8)       (9)	       5        (7)      (12)
Minority interest in net income                                   17        18        16        12         2
Previously capitalized interest charged to
        income during the period                                  33        30        23        16        14
                                                              ------    ------    ------    ------    ------
                        Total earnings                         1,434     1,746     1,788     2,469     2,892
                                                              ------    ------    ------    ------    ------
Fixed charges:
        Items charged to income:
                Interest charges                                 546       551       644       676       798
                Interest factor attributable to operating
                     lease rentals                                91        94        76        58        40
                Preferred stock dividends of subsidiaries
                     guaranteed by Texaco Inc.                     4         _         _         _         _
                                                              ------    ------    ------    ------    ------
                        Total items charged to income            641       645       720       734       838
        Interest capitalized                                      57       109        80        50        54
        Interest on ESOP debt guaranteed by Texaco Inc.           14        18        26        38        42
                                                              ------    ------    ------    ------    ------
                        Total fixed charges                      712       772       826       822       934
                                                              ------    ------    ------    ------    ------
Earnings available for payment of fixed charges               $2,075    $2,391    $2,508    $3,203    $3,730
                                                              ======    ======    ======    ======    ======
        (Total earnings + Total items charged to income)
Ratio of earnings to fixed charges of Texaco
        on a total enterprise basis                             2.91      3.10      3.04      3.90      3.99
                                                              ======    ======    ======    ======    ======

(a)  Excludes discontinued chemical operations.
(b)  Excluding the gains from the sale of Texaco Canada Inc. and the sale of a 20% stock interest in a subsidiary, as well as the 1989 restructuring charges, the ratio of earnings to fixed charges on a total enterprise basis approximated 2.14.
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